Exhibit 3.1

AMENDMENT TO CURRENT BY-LAWS

OF

SCHOOL SPECIALTY, INC.

(Adopted August 18, 2005)

Section 2.14 of the Current By-Laws of School Specialty, Inc. is amended by deleting the first paragraph of Section 2.14 and inserting the following in place thereof:

“Adjournments. An annual or special meeting of shareholders may be adjourned at any time, including after action on one or more matters, by a majority of shares represented, even if less than a quorum, for any purpose, including, but not limited to, allowing additional time to solicit votes on one or more matters, to disseminate additional information to shareholders or to count votes. An annual or special meeting of shareholders may also be adjourned at any time, including after action on one or more matters, by the Chairman of the Board or by any other duly authorized officer of the Corporation for the purpose of disseminating additional information to shareholders. Upon being reconvened, the adjourned meeting shall be deemed to be a continuation of the initial meeting.”